Exhibit 99.1

Jumei Announces Receipt of Preliminary Non-Binding "Going Private" Proposal

BEIJING, Feb. 17, 2016 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that its board of directors (the "Board") has received a non-binding proposal letter, dated February 17, 2016, from Mr. Leo Ou Chen, Founder, Chairman of the Board of Directors and CEO of the Company, Mr. Yusen Dai, Co-founder, Director and Vice President of Products of the Company, and the Sequoia funds, the existing shareholders of the Company (together, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of Jumei not already owned by the Buyer Group for US$ 7.0  in cash per American depositary share ("ADS"), which represents a premium of 26.6% above the average closing price of the Company's ADSs over the last 10 trading days.

The Buyer Group and their affiliates beneficially own an aggregate of approximately 54.4% of all of the Company's issued and outstanding ordinary shares, which represent approximately 90.1% of the aggregate voting power of the Company.

According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with a combination of debt and/or equity capital, and rollover equity in the Company. A copy of the proposal letter is attached as Annex A to this press release.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Jumei

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Annex A

February 17, 2016

The Board of Directors
Jumei International Holding Limited (the "Company"), 20F, Tower B, Central Point Plaza, No.11 Dongzhimen South Avenue, Dongcheng District, 100007 Beijing PRC

Dear Sirs:

Mr. Leo Ou Chen, Founder, Chairman of the Board of Directors and CEO of the Company,  Mr. Yusen Dai, Co-founder, Director and Vice President of Products of the Company, and Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P.  (collectively referred to as the "Sequoia funds" and together with Mr. Chen and Mr. Dai, the "Buyer Group"), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the "Shares") of the Company not owned by the Buyer Group in a going-private transaction (the "Acquisition").  Our proposed purchase price is US$ 7.0 per American depositary share of the Company ("ADS", each representing one Share) in cash. The Buyer Group and their affiliates beneficially own approximately 54.4% of all the issued and outstanding Shares of the Company, which represent approximately 90.1% of the aggregate voting power of the Company.

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 26.6 % above the average closing price of the Company's ADSs over the last 10 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$ 7.0 per ADS, or US$7.0 per Share (the "Offer Price"), in cash.

3.	Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by third-party loans, if required. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company (the "Board") to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this proposal. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

* * * * *

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Leo Ou Chen

/s/ Leo Ou Chen
Leo Ou Chen

Yusen Dai

/s/ Yusen Dai
Yusen Dai

Sequoia Capital China II, L.P.
Sequoia Capital China Partners Fund II, L.P.
Sequoia Capital China Principals Fund II, L.P.

By:	Sequoia Capital China Management II, L.P.
A Cayman Islands exempted limited partnership
General Partner of Each

By:	SC China Holding Limited
A Cayman Islands limited liability company
Its General Partner

SIGNED by /s/ Wendy Kok
Name: Wendy Kok
Authorized Signatory